UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO. 1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1554

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

By - Vicki Haugen

Vicki L. Haugen,
Retirement Benefits Committee

Date -- June 26, 2008

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2007 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Vicki L. Haugen, Representative Member of the Retirement Benefits Committee and Assistant Treasurer, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 26, 2008

Vicki L. Haugen
Member, Retirement Benefits Committee

wp/fin/0041z

McGladrey & Pullen

Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Tennant Company:

We consent to incorporation by reference in Registration Statement (No. 333-114884) of Tennant Company on Form S-8 of our report dated June 26, 2008, appearing in this Annual Report on Form 11-K of the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2007.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 26, 2008

McGladrey & Pullen
Certified Public Accountants

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Financial Report
December 31, 2007

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 26, 2008

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007			2006		
	Unallocated	Allocated	Total	Unallocated	Allocated	Total
Assets:						
Investments at fair value:						
Investments in registered investment companies	$ 29	$ 233,474,632	$ 233,474,661	$ 12	$ 214,802,502	$ 214,802,514
Tennant Company common stock:						
Allocated	-	75,473,706	75,473,706	-	57,920,985	57,920,985
Unallocated	8,854,545	-	8,854,545	8,696,955	-	8,696,955
Loans to participants	-	4,164,549	4,164,549	-	3,824,439	3,824,439
Total investments	8,854,574	313,112,887	321,967,461	8,696,967	276,547,926	285,244,893
Contributions receivable from Tennant Company	-	2,750,206	2,750,206	-	3,293,584	3,293,584
Accrued income	-	361,449	361,449	7,445	319,596	327,041
Total assets	8,854,574	316,224,542	325,079,116	8,704,412	280,161,106	288,865,518
Liabilities:						
Fees payable	-	(218,924)	(218,924)	-	(171,108)	(171,108)
ESOP note payable to Tennant Company	(3,611,017)	-	(3,611,017)	(5,173,146)	-	(5,173,146)
Total liabilities	(3,611,017)	(218,924)	(3,829,941)	(5,173,146)	(171,108)	(5,344,254)
Net assets available for plan benefits	$ 5,243,557	$ 316,005,618	$ 321,249,175	$ 3,531,266	$ 279,989,998	$ 283,521,264

See Notes to Financial Statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2007

	Unallocated	Allocated	Total
Investment income:			
Net appreciation in fair value of investments	$ 3,928,002	$ 27,804,902	$ 31,732,904
Interest	58,541	361,519	420,060
Dividends	-	14,221,846	14,221,846
Dividends — Tennant Company common stock	485,870	520,855	1,006,725
	4,472,413	42,909,122	47,381,535
Interest expense	(519,901)	-	(519,901)
Administrative expense	-	(173,013)	(173,013)
Net investment income	3,952,512	42,736,109	46,688,621
Contributions:			
By employees through 401(k)	-	8,819,616	8,819,616
Rollovers	-	1,080,035	1,080,035
By Tennant Company	1,530,189	2,750,419	4,280,608
Total contributions	1,530,189	12,650,070	14,180,259
Distributions to plan participants	-	(23,140,969)	(23,140,969)
Allocation of 99,973 shares	(3,770,410)	3,770,410	-
Total distributions and allocations	(3,770,410)	(19,370,559)	(23,140,969)
Net increase	1,712,291	36,015,620	37,727,911
Net assets available for plan benefits:			
Beginning of year	3,531,266	279,989,998	283,521,264
End of year	$ 5,243,557	$ 316,005,618	$ 321,249,175

See Notes to Financial Statements.

Note 1. Plan Description

General: The following brief description of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) is provided for general purposes only. Participants should refer to the plan description for complete information. The Plan is a defined contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the Board of Directors of the Company amended the Plan, which authorized the establishment of a leveraged employee stock ownership plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

In 1990, the ESOP trustee, US Bank National Association, purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase was financed by a 20-year, 10.05 percent per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provide for the trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $3,611,017 and $5,173,146 at December 31, 2007 and 2006, respectively. The scheduled amortization of the loan for the two years subsequent to December 31, 2007, is as follows: 2008 — $1,719,123 and 2009 —$1,891,894. Principal on the loan may be repaid at any time without penalty. As the Plan makes payments of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. For the year ended December 31, 2007, 99,973 shares were allocated to participant accounts. The trustee will repay the loan principal and related interest charges using dividends on the common shares of leveraged stock held by the ESOP and the Company's future contributions to the Plan.

Eligibility: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65

b. Retirement at any time between the age of 55 and 65

c. Disability retirement at any age

d. Voluntary termination of employment by employee

e. Involuntary termination or layoff other than for cause

f. Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participants' accounts.

Note 1. Plan Description (Continued)

Termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan's terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Vesting: Employees are 100 percent vested in their own contributions and related earnings and in contributions made to the Plan on their behalf, which includes employer matching contributions and profit sharing contributions.

Diversification: Effective August 1, 2006, the Plan was amended to allow employees to immediately reallocate Company contributions of Tennant Company stock.

Overview of accounts: Six separate accounts have been established for allocating contributions to the Plan — the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and Employee Stock Ownership (ESOP) Account.

Retirement Account: The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10 percent of profit sharing certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions were made to this account.

Individual Shelter Account: Each year participants may defer a portion of their salaries (up to 25 percent of profit sharing certified earnings, as defined, subject to certain limits), which is put in the participants' Individual Shelter Accounts (401(k)).

Deferred Investment Account: Tennant Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account. Beginning in 2002, supplemental contributions in the form of profit sharing were made to this account. Future supplemental contributions determined by the Company to be paid in cash will continue to be credited to the Deferred Investment Account.

Rollover Account: Beginning October 1, 1993, all rollover contributions received by the Plan were deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account: Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts of up to 10 percent of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions were no longer permitted. Amounts contributed prior to January 1, 1987, shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

Note 1. Plan Description (Continued)

ESOP Account: The Company makes a matching contribution of 75 percent of the first 4 percent of each eligible participant's certified earnings, as defined, with Tennant Company common stock for a maximum contribution of 3 percent of profit sharing certified earnings. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company makes a supplemental contribution to the participants, depending upon profitability, guaranteed to be at least 2 percent of a participant's certified earnings, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be used to satisfy the supplemental benefits due. Any benefit that is not satisfied by releasing leveraged shares may, at the Company's discretion, be made in the form of unleveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5 percent or higher, 3 percent is deferred and credited to the participant's account, with the excess paid to the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account.

Investment options: Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in the Plan and invested in different funds.

Participants can transfer their plan account accumulations between funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by Tennant Company) are made in Tennant Company stock and deposited in the ESOP Account.

Participant loans: Participants can request a loan amount not to exceed 50 percent of the value of their account balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2 percent above the prime rate as published in the *Wall Street Journal* as of the last day of the prior month.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan's investment assets and executes transactions therein based upon instructions received from the plan administrator, Tennant Company, and the participants of the Plan.

The investments in registered investment companies represent the Plan's pro rata share of the quoted market value of the net assets of the respective funds.

Tennant Company common stock is stated at the quoted market value as reported by the New York Stock Exchange.

Note 2. Summary of Significant Accounting Policies (Continued)

Loans to participants are stated at their unpaid principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Note 3. Net Appreciation in Fair Value of Investments

The net appreciation in fair value of investments for the year ended December 31, 2007, was as follows:

Tennant Company common stock	$ 33,999,282
Registered investment companies	(2,266,378)
	$ 31,732,904

The cost of investments sold was determined using the average cost method.

Note 4. Investments

The following investments, as of December 31, 2007 and 2006, represented 5 percent or more of the Plan's net assets:

	2007	2006
Tennant Company common stock	$ 84,328,251	$ 66,617,940
Vanguard Group of Mutual Funds:		
Wellington	45,870,839	46,021,028
500 Index	37,606,791	36,669,185
Windsor	32,654,831	37,578,105
Federal Money Market	32,358,278	30,891,765
Explorer	16,151,890	16,624,484
Metropolitan West Total Return Bond Fund	19,676,338	17,359,493

Note 4. Investments (Continued)

The Plan's investments in Tennant Company stock at December 31, 2007 and 2006, are presented in the following table:

Tennant Company Common Shares	2007 Allocated	2007 Unallocated	2006 Allocated	2006 Unallocated
Number of shares	1,694,902	199,922	1,990,941	299,895
Cost	$ 23,945,692	$ 1,805,296	$ 22,772,527	$ 2,708,052
Market	75,473,706	8,854,545	57,920,985	8,696,955

Note 5. Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

In prior years, the Plan entered into a loan agreement with the Company for the purchase of $17.5 million of Tennant Company stock (see Note 1).

Note 6. Federal Income Taxes

On June 30, 2003, Tennant Company received a tax determination letter stating that the Plan qualified under Section 401(a) of the Internal Revenue Code, and the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. It is the opinion of the Company that the Plan and trust continue to meet the requirements for qualification under the Internal Revenue Code. Annual employer contributions to the Plan and investment earnings and gains of the Plan are not taxable to plan participants until plan accumulations are withdrawn by participants or distributed to them upon retirement.

Note 7. Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007, for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company is currently assessing the potential effect, if any, of SFAS No. 157 on the Plan's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.* SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently assessing the potential effect, if any, of SFAS No. 159 on the Plan's financial statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Schedule H Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issuer, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value **	Current Value
Registered investment companies:		
Vanguard Wellington Fund*	Mutual fund, 1,406,218 shares	$ 45,870,839
Vanguard 500 Index Fund*	Mutual fund, 278,260 shares	37,606,791
Vanguard Windsor Fund*	Mutual fund, 2,078,602 shares	32,654,831
Vanguard Federal Money Market Fund*	Mutual fund, 32,358,278 shares	32,358,278
Metropolitan West Total Return Bond Fund	Mutual fund, 1,999,628 shares	19,676,338
Vanguard Explorer Fund*	Mutual fund, 226,884 shares	16,151,890
Vanguard Developing Markets Index Fund*	Mutual fund, 1,060,213 shares	14,387,086
Vanguard Growth Index Fund*	Mutual fund, 371,486 shares	12,344,473
Julius Baer International Equity Fund	Mutual fund, 197,322 shares	8,611,125
Vanguard Target Retirement 2015 Fund*	Mutual fund, 220,467 shares	2,879,293
Vanguard Target Retirement 2010 Fund*	Mutual fund, 123,211 shares	2,841,244
Chesapeake Core Growth Fund	Mutual fund, 99,656 shares	2,004,074
Wells Fargo Small Company Value Fund	Mutual fund, 92,006 shares	1,099,466
Vanguard Prime Money Market Fund*	Mutual fund, 956,734 shares	956,734
Vanguard Target Retirement 2035 Fund*	Mutual fund, 55,914 shares	817,456
Vanguard Target Retirement 2005 Fund*	Mutual fund, 58,741 shares	706,071
Vanguard Target Retirement 2025 Fund*	Mutual fund, 44,610 shares	612,054
Vanguard Target Retirement 2020 Fund*	Mutual fund, 24,070 shares	564,911
Vanguard Target Retirement 2030 Fund*	Mutual fund, 20,805 shares	496,412
Vanguard Target Retirement 2045 Fund*	Mutual fund, 31,174 shares	470,420
Vanguard Target Retirement 2040 Fund*	Mutual fund, 8,105 shares	192,662
Vanguard Target Retirement 2050 Fund*	Mutual fund, 6,115 shares	145,910
Vanguard Target Retirement Income Fund*	Mutual fund, 2,363 shares	26,303
		233,474,661
Tennant Company common stock*	Common stock, 1,894,824 shares, par value $0.375; cost is $25,750,988	84,328,251
Vanguard Group Fiduciary Trust Company*	Loans to participants, ranging between 6.0% and 11.5%	4,164,549
		$ 321,967,461

*Represents party in interest.
**Cost information for participant-directed investments is not required.

END